FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Terra Nova Gold Corp.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Nova Gold Corp.
                Registrant

Dated: November 1, 2004                                                                By :    /s/David Patterson/s/
              Title:     Chairman

TERRA NOVA GOLD CORP.

TSX Venture Exchange Symbol: TGC
Frankfurt Stock Exchange Symbol: GLT
November 1, 2004

ADDITIONAL RESULTS FROM CAPE RAY GOLD PROJECT

VANCOUVER (November 1, 2004) - Harvey Keats, President of Terra Nova Gold Corp. announces that the balance of results have been received from the 2004 diamond drill program on the 04 deposit of the Cape Ray Gold Project, located in southwest Newfoundland.

Work on the 04 deposit by Terra Nova and others, including approximately 18,500 metres of drilling in seventy-seven drill holes, has outlined a multi-vein gold system. The system has two primary veins, known as the A vein and the B Vein, as well as smaller ancillary veins. The 2004 program was designed to establish the continuity and grade between existing intersections of known mineralization, to test for extensions of known mineralization, and to test for additional mineralization between the 04 and 41 deposits.

2,914 metres of NQ diamond drilling has been completed in the 2004 program, consisting of eleven diamond drill holes. The first seven holes of the program were reported on in the Company’s news release dated September 30, 2004. The results for the four outstanding holes, CR-04-17 to 20 are reported on in this news release, and for context, the results of the first seven holes of the program are also included.

The first two holes of the 2004 program, CR-04-10 and CR-04-11 intersected a post-mineralization fault zone and therefore did not test the mineralized zone. CR-04-13 was abandoned due to deviation problems and did not reach its target. CR-04-19 was drilled along the eastern strike of the 04 deposit and did not intersect any significant mineralization. CR-04-17 was drilled to test the down-plunge extensions of the A vein. The hole did not flatten as expected and deviated too far east of the projected plunge line, however a number of lower grade gold intersections were encountered.

CR-04-12, 14, 15, 16 all intersected multiple zones of significant gold mineralization, as outlined in the table below. These four holes tested gaps in known mineralization and were drilled from 12.5 to 30 metres away from previously drilled holes. The results provide greater confidence in the continuity and grade of known mineralization.

CR-04-18 was drilled to test the A vein 100 feet down-dip of PB-198 (6.13 g/t over 12.2 m) and up-dip of CR-03-05 (9.8 g/t over 3.0 m). The hole intersected two narrow zones of gold mineralization (4.56 g/t over 1.83 m and 2.76 g/t over 4.57 m), which are interpreted to represent the A vein projection. The hole also intersected 9.06 g/t over 0.91 m in the B vein.

CR-04-20 was drilled to test for mineralization between the 04 and 41 deposits and intersected two narrow zones of gold mineralization (3.0 g/t over 0.91 m and 3.0 g/t over 0.91 m).

The Cape Ray Gold Project is an advanced stage exploration project with four known deposits related to the Cape Ray Fault Zone. The Project has three separate claim groups: 1) the Cape Ray claim group, which contains the 04 and 41 deposits; 2) the Big Pond claim group, which contains the Big Pond deposit; 3) the Isle aux Morts claim group, which contains the Isle aux Morts deposit.

Kerry Sparkes, Director of the Company, is the designated Qualified Person responsible for the technical information in this news release.

Hole	From (m)	To (m)	Interval (m)	Grade (g/t Au)	Vein

CR-04-12
	170.38	171.91	1.53	2.80
	220.10	221.63	1.53	3.92
	224.00	231.95	7.95	10.10	A
incl.	224.00	225.53	1.53	17.48
incl.	228.00	230.44	2.44	17.27
	238.70	245.40	6.70	3.30	B
incl.	244.49	245.40	0.91	16.01
	251.16	252.07	0.91	1.32

CR-04-14
	162.77	164.30	1.53	6.85
	223.40	226.46	3.06	32.35	A
incl.	223.40	224.93	1.53	53.00
	240.20	241.11	0.91	2.80
	247.81	250.87	3.06	6.30	B

CR-04-15
	193.60	194.51	0.91	1.37
	201.80	202.71	0.91	10.37	A
	211.50	212.41	0.91	1.66
	213.36	214.89	1.53	7.31	B

CR-04-16
	210.30	211.83	1.53	1.45
	235.00	242.32	7.32	6.45	A
incl.	239.57	241.40	1.83	19.28	A

CR-04-17

	454.91	456.74	1.83	1.24	A?

CR-04-18

	332.84	334.67	1.83	4.56	A

	342.90	347.47	4.57	2.76	A

	371.56	372.47	0.91	9.06	B

CR-04-20

	258.17	259.08	0.91	3.00

	277.34	278.25	0.91	3.00

On behalf of the Board of Directors,
TERRA NOVA GOLD CORP.

“Harvey Keats”
President

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's registration statement on Form 20-F filing with the United States Securities and its home jurisdiction filings that are available at www.sedar.com.

TERRA NOVA GOLD CORP.
3rd Floor, 157 Alexander Street, Vancouver, B.C. Canada V6A 1B8
Tel: (604) 684-0561 ? Fax: (604) 602-9311 ? Toll Free: 1-800-565-5336
Web: www.terranovagold.com ? E-Mail: terranova@bed-rock.com

No regulatory authority has approved or disapproved the information contained in this news release.